Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

November 20, 2017 and the Prospectus dated October 4, 2017

Registration No. 333-211812

EPR Properties

PRICING TERM SHEET

November 20, 2017

5.750% Series G Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 per share)

This pricing term sheet supplements the information set forth in the Issuer’s Preliminary Prospectus Supplement dated November 20, 2017 and the Prospectus dated October 4, 2017.

Issuer:	EPR Properties

Title of Shares:	5.750% Series G Cumulative Redeemable Preferred Shares (the “Series G Preferred Shares”)

Number of Shares:	6,000,000 shares

Public Offering Price:	$25.00 liquidation preference per share; $150,000,000 in aggregate liquidation preference

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3 / BB / BB

Trade Date:	November 20, 2017

Settlement Date:	November 30, 2017 (T+7)

Form of Offering:	SEC Registered (Registration No. 333-211812)

Net Proceeds:	$24.08 per share; $144.5 million total, after deducting the underwriting discount and estimated offering expenses.

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption right or its special optional redemption right or converted in connection with a Change of Control (as defined below))

Dividend Rate:	5.750% per annum of the $25.00 liquidation preference (equivalent to $1.4375 per annum per share)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year. The first dividend will be paid on January 15, 2018 and will be a dividend for less than a full quarterly period and will be in the amount of $0.183681.

Optional Redemption:	The Issuer may not redeem the Series G Preferred Shares prior to November 30, 2022, except as described under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a real estate investment trust for U.S. federal income tax purposes (“REIT”). On and after November 30, 2022, the Issuer may, at its option, redeem the Series G Preferred Shares, in whole or in part, at any time at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date.

Special Optional Redemption:	In connection with a Change of Control, the Issuer may, at its option, redeem the Series G Preferred Shares, in whole or in part, no later than 120 days after the date on which such Change of Control occurs, at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends to, but not including the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has timely provided notice of exercise of its redemption rights with respect to the Series G Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), the holders of Series G Preferred Shares will not have the conversion rights described below.

Change of Control:

A “Change of Control” means the following events have occurred and are continuing:

•    the acquisition by any “person” or “group” (within the meaning of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transactions or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person or group to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of trustees (except that such person or group will be deemed to have beneficial ownership of all securities that such person or group has the right to acquire, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition); and

•    following the closing of any transaction referred to in the above bullet, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE MKT or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series G Preferred Shares will have the right, unless, prior to the Change of Control Conversion Date, the Issuer has timely provided notice of its exercise of its redemption rights with respect to the Series G Preferred Shares (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), to convert some or all of the Series G Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series G Preferred Share to be converted equal to the lesser of:

•    the quotient obtained by dividing (1) the sum of the $25.00 liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series G Preferred Share dividend payment and prior to the corresponding Series G Preferred Share dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (2) the Common Share Price (as defined below); and

•    0.7389 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to an aggregate cap on the total number of common shares issuable upon exercise of the change of control conversion right and to provisions for the receipt of alternative consideration as described under “Description of the Series G Preferred Shares—Conversion Rights” in the Preliminary Prospectus Supplement.

If the Issuer has timely provided a redemption notice (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right) in connection with a Change of Control, holders of Series G Preferred Shares will not have any right to convert their Series G Preferred Shares in connection with the Change of Control Conversion Right, and any Series G Preferred Shares subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series G Preferred Shares are to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series G Preferred Shares.

The “Common Share Price” will be (1) the amount of cash consideration per common share, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is solely cash; and (2) the average of the closing prices for the Issuer’s common shares on the NYSE for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash. The last reported sale price of the Issuer’s common shares on the NYSE on November 17, 2017 was $67.67 per share.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to redeem all of its outstanding 6.625% Series F preferred shares (liquidation preference of $25.00 per share) at an aggregate redemption price equal to the aggregate liquidation preference of $125 million, plus all accrued and unpaid dividends on the Series F Preferred Shares, up to, but not including, the redemption date. The Issuer intends to use any remaining net proceeds from this offering for general business purposes, which may include funding its ongoing pipeline of acquisition and build-to-suit projects. Pending application of any portion of the net proceeds from this offering, the Issuer intends to use the net proceeds to reduce the outstanding principal balance of its unsecured revolving credit facility.

Listing / Symbol:	Application will be made to list the shares on the NYSE under the symbol “EPR PrG.” If the application is approved, trading of the shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the shares

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Stifel, Nicolaus & Company, Incorporated Raymond James & Associates, Inc.

Co-Managers:	B. Riley FBR, Inc. Janney Montgomery Scott LLC Ladenburg Thalmann & Co. Inc.

CUSIP / ISIN:	26884U 505 / US26884U5056

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The Issuer has filed a registration statement (including the Prospectus dated October 4, 2017 and the Preliminary Prospectus Supplement dated November 20, 2017) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Preliminary Prospectus Supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, by telephone toll free at (800) 294-1322; RBC Capital Markets, LLC by telephone toll free at (866) 375-6829; Stifel, Nicolaus & Company, Incorporated by telephone toll free at (855) 300-7136; or Raymond James & Associates, Inc. by telephone toll free at (800) 248-8863.